United States securities and exchange commission logo





                              August 5, 2022

       James Harris
       Chief Financial Officer
       SPX Corporation
       6325 Ardrey Kell Road
       Suite 400
       Charlotte, NC 28277

                                                        Re: SPX Corporation
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed February 25,
2022
                                                            Form 8-K furnished
on February 23, 2022
                                                            File No. 001-06948

       Dear Mr. Harris:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2021

       Management   s Discussion and Analysis of Financial Condition and
Results of Operations
       Results of Continuing Operations
       Other Operating Expenses, net, page 28

   1. We note that you recorded significant charges related to the reversal of the contingent consideration liability
and the impairment of goodwill in this line item yet you provide no disclosure here
regarding those charges. Please revise to disclose the nature of all material changes within the line
item, including where material changes offset one another. Refer to Item 303(b) of
Regulation S-K.
 James Harris
FirstName  LastNameJames Harris
SPX Corporation
Comapany
August     NameSPX Corporation
       5, 2022
August
Page 2 5, 2022 Page 2
FirstName LastName
Consolidated Financial Statements
Consolidated Statements of Operations, page 54

2. We note you recorded the third quarter impairment charge of $24.3 million within "other operating expenses, net." Please revise to present this within the line item "impairment of goodwill and intangible assets." Refer to ASC 350-20-45-2.
Form 8-K furnished on February 23, 2022

Exhibit 99.1

3. We note in the table on page two that you disclose "Segment Income" on a consolidated basis. Please revise to label this as a non-GAAP measure. Refer to Question 104.04 of the Non-GAAP Compliance and Disclosure Interpretations.
4. We note you discuss fluctuations in adjusted segment income and adjusted segment income margin, both non-GAAP measures. Please revise to include similar discussion of the related GAAP measures segment income and segment income margin with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.
5. In footnote (2) to the Non-GAAP Operating Income reconciliation table, you describe three adjustments in fiscal year 2021 that total $7.5 million; however, the adjustment shown in the table is $13.0 million. Please tell us to what the additional $5.5 million relates to.
6. We note that you disclose several non-GAAP measures which exclude various adjustments but provide no disclosure regarding how the measures are useful to an investor. Please revise to disclose how management uses the measures and why you believe the measures provide useful information to investors regarding your performance.
         Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology